Mail Stop 3561

March 19, 2008

Mr. David Pollock
President and Chief Executive Officer
Hydron Technologies, Inc.
4400 34th Street North, Suite F
St. Petersburg, Florida 33714

       RE: **Hydron Technologies, Inc.**
               Form 10-KSB for the Fiscal Year Ended December 31, 2005
               Filed April 19, 2006
               Form 10-QSB for the Fiscal Quarter Ended June 30, 2006
               Filed August 14, 2006
               File No. 0-6333

Dear Mr. Pollock:

We issued a comment to you on the above captioned filings on November 13, 2006. As of the date of this letter, this comment remains unresolved. We expect you to contact us by April 2, 2008 to provide a substantive response to this comment or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comment or contact us by April 2, 2008, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve the material outstanding comment and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Donna Di Silvio, Review Accountant, at (202) 551-3202 if you have questions related to this letter. Please contact me at (202) 551-3841 with any other questions.

Sincerely,

Michael Moran
Accounting Branch Chief